                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20449


                          Notice of Exempt Solicitation
                       submitted pursuant to Rule 14a-6(g)


1.       Name of Registrant:
         Mylan Laboratories Inc.

2.       Name of person relying on exemption:
         College Retirement Equities Fund

3.       Address of person relying on the exemption:
         730 Third Avenue, New York, NY 10017

4.       Written materials. The following materials are attached:

         Exhibit 1: Letter from Teachers Insurance and Annuity Association - College Retirement Equities Fund to the shareholders of Mylan Laboratories

         Exhibit 2: Resolution, and supporting statement, to be proposed by Teachers Insurance and Annuity Association - College Retirement Equities Fund at the annual meeting of Mylan Laboratories

         Exhibit 3: Article published on Teachers Insurance and Annuity Association - College Retirement Equities Fund's web site